                                                                                         Exhibit 12

                                                CONSOLIDATED FREIGHTWAYS, INC.
                                           COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                    Year Ended December 31,
                           1995           1994            1993        1992             1991

                                             (dollars in thousands)

Fixed Charges:
  Interest Expense        $   34,325      $  27,945      $  30,333     $ 38,893        $  46,703
 Capitalized Interest          1,092          1,042          1,224          543            1,703
 Preferred Dividends          12,419         12,475         12,551       12,618           12,691
Total Interest                47,836         41,462         44,108       52,054           61,097

Interest Component of
  Rental Expense              73,004         62,304         57,585       55,773           58,052

Fixed Charge                 120,840        103,766        101,693      107,827          119,149
 Less:
 Capitalized Interest          1,092          1,042          1,224          543            1,703
 Preferred Dividends          12,419         12,475         12,551       12,618           12,691
  Net Fixed Charges        $ 107,329      $  90,249      $  87,918     $ 94,666         $104,755

Earnings:
 Income (Loss)
   Before Taxes            $ 110,873       $111,920      $  91,441     $(10,733)       $ (43,337)
 Add: Net Fixed
  Charges                    107,329         90,249         87,918       94,666          104,755
  Total Earnings           $ 218,202       $202,169       $179,359     $ 83,933        $  61,418

Ratio of Earnings to
 Fixed Charges:
   Total Earnings          $ 218,202       $202,169       $179,359     $ 83,933        $  61,418
   Fixed Charges (1)         120,840        103,766        101,693      107,827          119,149

   Ratio                         1.8            1.9 x          1.8 x        0.8 x(2)         0.5 x(2)

(1) Fixed Charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B Cumulative Convertible Preferred Stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the "TASP"), and the applicable portion of the consolidated rent expense which approximates the interest portion of lease payments.
(2) Earnings were inadequate to cover fixed charges for the periods shown; the deficiency was $23.9 million and
$57.7 million for the years ended December 31, 1992 and 1991, respectively.

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